

April 23, 2013

<u>Via E-mail</u>
M. Kirk Scott
Chief Financial Officer
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re: Dividend Capital Diversified Property Fund Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 10, 2013**
> **File No. 000-52596**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us your detailed legal analysis of the applicability of Rules 13e-3, 13e-4 and 14e-5 and Regulation 14E to your ability, under the proposed charter amendment, to exercise the Right of First Refusal. Additionally, revise your disclosure (a) to disclose whether any increase in the Non-Compliant Tender Offer price would result in a similar increase in the price paid pursuant to your Right of First Refusal, even for shares acquired prior to the price increase in the Non-Compliant Tender Offer, (b) to provide more detail about the procedures that a shareholder would have to comply to offer its shares to you and the procedures you would follow in honoring such offers, and (c) to explain what actions you would take if more shares are offered to you than the number of shares the bidder in the Non-Compliant Tender Offer seeks to acquire, and (d) to describe the consequences of a shareholder tendering into the offer without first offering those shares to you. Finally, describe the effect of any purchase of shares pursuant to the Right of First Refusal on your redemption program.

2.   Describe the effect of your not receiving approval for this proposal on Section 12.7 of your charter. Will that section be eliminated from the charter? If not, will you be in non-compliance with the state regulatory agencies referenced in your proposal?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Joshua Widoff
        General Counsel
        Dividend Capital Diversified Property Fund Inc.
        Via E-mail